SilverCrest Reports Record Production in Q4 at Santa Elena;
● Silver Production up 23 % to 131,045 ounces
● Gold Production up 8% to 9,536 ounces

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. January 12, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce record production of silver and gold was achieved in the Fourth Quarter, 2011 from the Santa Elena Mine located in Sonora, Mexico.

Santa Elena Mine Production Highlights: Fourth Quarter, 2011 compared to Third Quarter, 2011

  Silver production up 23% to 131,045 ounces
  Gold production up 8% to 9,536 ounces
  Silver equivalent production up 16% to 667,766 ounces
  Silver ounces delivered to pad up 33% to 524,375
  Gold ounces delivered to pad up 12% to 20,094
  Tonnes crushed up 30% to 328,945

During the first year of production the mine produced 377,071 ounces of silver and 26,969 ounces of gold (1,737,418 ounces of silver equivalent, Ag:Au ratio 50.4:1) . The first full year of commercial production will be 2012 during which the mine is expected to produce approximately 435,000 ounces of silver and 33,000 ounces of gold.

J. Scott Drever, President stated; “We are certainly pleased with the continuous improvements being made at the Santa Elena Mine. All aspects of the operations are at or above design capacities. This is reflected in the steady increase in the overall performance statistics and more specifically in the record number of ounces of silver and gold poured on site and sold out of the refinery. The improvements in production numbers will be reflected in our year end financial results to be released towards the end of March. Our substantial operating cash flow has enabled us to retire our US$12.5 million bank debt. Our strong cash position of US$26.2 million at year end assures that we can continue with our Expansion Plan to double production at Santa Elena and to aggressively explore the La Joya property where the Company has a major new discovery”.

Santa Elena Mine Operating Highlights:	2011	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Silver ounces produced	377,071	131,045	106,636	74,678	64,712
Gold ounces produced	26,969	9,536	8,805	5,476	3,152
Silver equivalent ounces produced (1)	1,737,418	667,766	575,079	310,090	184,483

Silver ounces sold	344,546	120,199	96,631	70,326	57,390
Gold ounces sold	23,962	9,702	7,627	4,300	2,333
Tonnes Ore	981,590	328,625	248,192	249,214	155,559
Tonnes waste	3,697,291	1,417,413	1,058,909	708,049	512,920
Waste / ore ratio	3.77	4.31	4.27	2.84	3.30

Ore tonnes crushed	1,050,022	328,945	253,496	249,054	218,527
Average ore tonnes crushed per day	2,877	3,575	2,755	2,737	2,428

Average silver ore grade (gpt) loaded on pad	44.77	49.55	48.47	44.09	34.07
Average gold ore grade (gpt) loaded on pad	1.82	1.90	2.20	1.91	1.14

Silver ounces delivered to pad	1,511,807	524,375	395,068	352,995	239,369
Gold ounces delivered to pad	61,280	20,094	17,912	15,268	8,006

Ag : Au Ratio (1)	50.4:1	56.3:1	53.2:1	43:1	38:1

(1) Silver equivalence was calculated using the market spot rates per gold and silver ounce at the quarter end date

For additional information and to view production photos, please visit the Company’s website at www.silvercrestmiens.com

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango, Mexico.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
----------------------------------------------	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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